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                           May 16, 2023

       Shawn Leon
       Chief Executive Officer
       ETHEMA HEALTH Corp
       950 Evernia Street
       West Palm Beach, Florida 33401

                                                        Re: ETHEMA HEALTH Corp
                                                            Offering Statement
on Form 1-A
                                                            Post Qualification
Amendment No. 1
                                                            Filed May 4, 2023
                                                            File No. 024-12027

       Dear Shawn Leon:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services